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FOR IMMEDIATE RELEASE

CORPORATE RELEASE


                  STATS APPOINTS EXECUTIVE VICE PRESIDENT FOR
                      BUSINESS MANAGEMENT AND PROCUREMENT


SINGAPORE AND MILPITAS, CALIFORNIA, MARCH 11, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Ong Eng Kian as Executive Vice President for Business Management and Procurement.

As Executive Vice President for Business Management and Procurement, Ong will have accountability for business level profitability and will drive STATS' focus on continuous improvement. He will report directly to Harry H. Davoody, President and Chief Executive Officer of STATS.

Prior to joining STATS, Ong was a Vice President of Systems on Silicon Manufacturing Company ("SSMC") where he had responsibility for managing business fulfillment processes, production planning and materials and purchasing management. Before SSMC, he held various senior positions in sales and marketing, corporate purchasing and business development at Philips Singapore where he last served as General Manager and Director of Philips Singapore. He had also held several managerial and engineering positions at Texas Instruments Singapore before joining Philips.

"This new senior position of Executive Vice President for Business Management and Procurement is a very important new initiative for STATS. It signals the importance that we place on continuous improvement at STATS. Eng Kian has extensive experience in the semiconductor industry and in business management and procurement. With his very relevant experience, I am confident that Eng Kian will be well qualified to drive this initiative for STATS," said Harry H. Davoody.

Ong received his Bachelor of Science (Honors) degree from the University of Singapore. He also has a Diploma in Business Administration from the National University of Singapore.
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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SINGAPORE CONTACTS :

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
Elaine Ang                                                 Khor Hwee Eng
Manager, Investor Relations/Corporate Communications       Senior Marcom Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887                 Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                          email: khorhweeeng@stats.st.com.sg
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US CONTACTS :

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
Drew Davies                                                Lisa Lavin
Director, Investor Relations                               Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                 Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                                email : lavinl@statsus.com
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